

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 31, 2008

Mr. Bradley W. Harris
Senior Vice President and Chief Financial Officer
International Coal Group, Inc.
300 Corporate Centre Drive
Scott Depot, WV 25560

>   **Re: International Coal Group, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2007**
>   **Filed February 29, 2008**
>   **File No. 001-32679**

Dear Mr. Harris:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Customers and Coal Contracts, page 17

Customers, page 17

1.   We note that Georgia Power Company accounted for more than 10% of your revenues in 2007 and that, customarily, you enter into long-term supply contracts with your customers. In the future, please file all material contracts with Georgia Power Company, if any.

Risk Factors, page 30

2.   When discussing material risks, you should be as specific as possible. In future filings, please tailor each risk factor to your particular situation by referencing facts or events that illustrate or describe in further detail the risks associated with your business and operations. For example, you should expand the risk factor entitled "A decline in coal prices could reduce our revenues and the value of our coal reserves" to discuss how coal prices impacted your results for the last fiscal year. Similarly, you should expand the risk factor "Our coal mining operations are subject to operating risk that could result in decreased coal production which could reduce our revenues" to reference the fact that "idling, closure, or cutback of production at mines in 2007" resulted in a decrease in coal sales revenues for 2007.

3.   We note that you restated your financial statements for the year ending December 31, 2006, 2005, and 2004. Please discuss the risks associated with this restatement. Among other things, please discuss the fact that as a result of the restatement, you could not meet the obligation to file a registration statement by October 29, 2007 and that this resulted in your payment of additional interest at a per annum rate of 0.25%.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 61

Critical Accounting Policies and Estimates, page 62

4.   Please expand your critical accounting policy disclosures in the future to discuss all significant estimates and assumptions that you evaluated corresponding to each of the critical accounting policy areas you identified. Please disclose how you arrived at each estimate, how accurate the estimate/assumptions have been in the past, how much the estimate/assumptions have changed in the past, and whether the estimate/assumptions are reasonably likely to change in the future. We refer you to FRR 501.14 for further guidance.

Liquidity and Capital Resources, page 77

5.   We note that you currently expect that your total capital expenditures will be approximately $157.0 for 2008 and $192.0 million for 2009. Please describe in some detail the nature of the expected capital expenditures.

Controls and Procedures, page 84

6.   We note that you identified "certain significant deficiencies in [your] internal controls." Please discuss these deficiencies in more detail.

Changes in Internal Control Over Financial Reporting, page 85

7.   We note that "[e]xcept as noted above, management did not make any changes in [y]our internal controls over financial reporting." In future filings, please specifically state whether or not there were changes in your internal controls over financial reporting. The clause "except as noted above" has the effect of deemphasizing the fact that there were changes. Avoid this type of language.

Financial Statements, page F-1

Note 2 – Summary of Significant Accounting Policies and General, page F-8

Revenue Recognition, page F-13

8.   We note your disclosure on page 62 that states you broker coal produced by others, which is shipped directly from the third-party producer to the ultimate customer. Please expand your disclosures to address how you account and present revenues earned and the related purchase costs from brokered coal arrangements. In your response, please tell us how you considered the guidance of EITF 99-19 to determine if gross or net presentation is appropriate within your financial statements.

Note 16 – Commitments and Contingencies, page F-29

9.   We note your disclosures regarding several significant legal matters (Sago mine accident, Allegheny Energy Supply breach of contract, and the City of Ann Arbor Employees' Retirement System and Saratoga Advantage Trust securities' class action matters). We also note that, in some instances you disclose that an accrual has been made (Sago mine accident) but do not disclose the corresponding amount accrued, and in the other significant legal matters, there is no indication of whether an accrual has been made and, if so, in what amount. Please tell us what consideration you gave to the requirements of paragraphs 9 and 10 of SFAS 5, and FIN 14, in developing your disclosure, and how you determined, if true, that such guidance did not apply to you.

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

Financial Statements, page 3

Note 4 – Property, Plant, Equipment and Mine Development, page 7

10.   We note you recorded an approximately $24.6 million gain relating to a substantially nonmonetary exchange of coal reserves with a third party. Please provide us with additional details regarding this exchange, including the nature and location of the properties exchanged, the cost basis of the property you surrendered, the method you used to determine the fair value of the property you received, as well as any underlying support for the fair value determined, and the calculation of the gain which you recorded. In doing so, specifically address for us how your accounting complies with the guidance in APB 29, EITF 01-2 and other related accounting literature.

Note 14 – Supplementary Guarantor Information, page 14

11.   We note that you elected to present the alternative "narrative" disclosure permitted by footnote 1 to Rule 3-10(f) of Regulation S-X, rather than include the condensed consolidating financial statements, as you had done previously in your 2007 Form 10-K. Please tell us whether you also addressed the additional disclosure requirements of Rule 3-10(i)(10) of Regulation S-X, which in turn requires that you address Rule 4-08(e)(3) of Regulation S-X, and, if so, how you concluded that no disclosure was necessary.

Schedule 14A Filed April 11, 2008

Director Independence, page 7

12.   Please discuss whether you considered Ms. Wendy L. Teramoto's relationship with WL Ross & Co. LLC in determining that she was an independent director.

Audit Committee, page 11

13.   We note the statement, "Ms. Bezik meets the NYSE and Securities and Exchange Commission standards of possessing accounting or related financial management expertise." If correct, please explicitly state that the Board of Directors has determined that Ms. Bezik is the audit committee financial expert.

Executive Compensation, page 15

14.   We note that the chief executive officer plays a significant role in compensation
       determinations. Among other things, we note that he engages the compensation
       consultant, and analyzes relevant market data to determine base salary and annual
       base target bonus and to develop targets for short- and long-term incentive plans.
       Please discuss how you can reconcile the CEO's involvement in the compensation
       determinations with the Compensation Committee's and Board of Directors'
       fiduciary obligations to shareholders in determining the compensation of the
       named executive officers. In this regard, we note that you represent that the
       Compensation Committee is an independent body. We further note that the CEO
       is also a member of the Board of Directors.

15.   Please disclose whether the Compensation Committee provides any instructions
       to the compensation consultant regarding the performance of its services.

16.   Please explicitly state whether or not the CEO provides any input regarding the
       determination of his own compensation.

17.   Please identify the companies comprising the compensation peer group. Also
       disclose whether you aim your total compensation and each individual element of
       compensation to fall within a certain range of the compensation paid by the peer
       group, and disclose where in the range total compensation and each element of
       compensation for 2007 actually fell.

Summary Compensation Table, page 23

18.   In future filings, please disclose the assumptions made in the valuation of the
       awarded common stock and options by reference to your financial statements,
       footnotes to the financial statements, or discussion in the Management's
       Discussion and Analysis.

Closing Comments

       Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under

the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donald F. Delaney, at (202) 551-3863, or Shannon Buskirk, at (202) 551-3717, if you have questions regarding comments on the financial statements and related matters. Please contact Tracey L. McNeil, at (202) 551-3392, or me, at (202) 551-3740, with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director